                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                     December                              2004
                 ---------------------------------------------------------

                               Acetex Corporation
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              Form 40-F    /X/
          -----------            -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     /X/
    ------------     -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a press release announcing Acetex's results for the three months period ended December 31, 2004.

                                                                          Page 2
[ACETEX LOGO]

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED
DECEMBER 31, 2004

VANCOUVER, B.C., CANADA - FEBRUARY 21, 2005 - Acetex Corporation announced today results for the three months ended December 31, 2004, determined under Canadian generally accepted accounting principles. These results include a loss for the period of US $8.4 million and EBITDA (defined as operating income plus depreciation and amortization) of US $13.5 million. The loss of US $8.4 million includes non-operating expenses of US $4.0 million related to the transaction with Celanese announced on October 27, 2004. Sales of US $135.7 million were generated during the period from the sale of acetyls products and specialty polymers and films.

Results for the year were a net loss of US $7.1 million and EBITDA of US $59.7 million. Sales for the year were US $530.7 million.

"Both our businesses are realizing price increases and showing cyclical improvement," said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex. "In our acetyls business, record annual production volumes were achieved despite a three-week turnaround in the fourth quarter. In our specialty polymers and films business, we implemented price increases which were supported by a strong demand environment. Margin recapture remains a high priority for both businesses. Our Saudi Project remains on schedule as engineering work continues to progress."

"Regarding our transaction with Celanese, Acetex securityholders approved the transaction on January 12, 2005 and it subsequently received court approval on January 13, 2005. The transaction remains subject to regulatory approvals and the process for obtaining these approvals is ongoing. The obligation of Celanese to complete a transaction is also subject to the satisfaction of other customary conditions described in the Arrangement Agreement."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls and specialty polymers and films production and distribution.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business. Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for TUESDAY, FEBRUARY 22, 2005, at 12:30 A.M. EASTERN TIME to discuss these results. To participate, please call (416) 641-6451 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21232216.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                         SELECTED FINANCIAL INFORMATION
                                  (U.S. $,000s)
                                   (unaudited)

                                                          THREE           THREE           YEAR           YEAR
                                                   MONTHS ENDED    MONTHS ENDED          ENDED          ENDED
                                                   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                           2004            2003           2004           2003
                                                 -------------------------------------------------------------
Sales                                                  $135,708        $114,425       $530,717       $366,930
Net loss for the period                                  (8,425)         (7,861)        (7,139)       (18,977)
Net loss per share                                     $  (0.25)       $  (0.23)      $  (0.21)      $  (0.66)
Cash generated from operations(2)                           589           3,161         24,766         11,383
Cash generated from operations per share(2)            $   0.02        $   0.09       $   0.73       $   0.39
Cash position at end of period                           62,770          53,903         62,770         53,903

EBITDA(1) - with AT Plastics post Aug 5, 2003
Acetyls Segment                                           9,132          10,290         43,405         36,498
Specialty Polymers & Films Segment                        5,173           4,640         20,403          8,656
Corporate                                                  (855)           (642)        (4,077)        (2,882)
                                                 -------------------------------------------------------------
                                                         13,450          14,288         59,731         42,272
--------------------------------------------------------------------------------------------------------------
EBITDA(1) - pro-forma
Acetyls Segment                                           9,132          10,290         43,405         36,498
Specialty Polymers & Films Segment                        5,173           4,640         20,403         23,170
Corporate                                                  (855)           (642)        (4,077)        (2,882)
                                                 -------------------------------------------------------------
                                                         13,450          14,288         59,731         56,786
--------------------------------------------------------------------------------------------------------------

Senior unsecured notes at end of period                 265,000         265,000        265,000        265,000
--------------------------------------------------------------------------------------------------------------

(1) Operating earnings plus amortization and restructuring charge, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The Company has calculated cash flow consistently for all periods presented.

(3) See note 2(a) to the attached consolidated financial statements for a description of reclassifications made to the 2003 reported amounts.
--------------------------------------------------------------------------------------------------------------

PRODUCTION VOLUME INFORMATION (TONNES)
ACETYLS SEGMENT
Acetic Acid                                              87,210         106,953        399,923        385,422
VAM - Pardies                                            27,958          36,528        136,284        133,536
Acetic Acid Derivatives                                  20,138          18,934         75,635         70,979
--------------------------------------------------------------------------------------------------------------
             SPECIALTY POLYMERS & FILMS SEGMENT
Specialty Polymers                                       34,614          34,110        137,836        132,860
Films                                                     2,443           1,950         15,022         13,290
--------------------------------------------------------------------------------------------------------------

                               ACETEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                        DECEMBER 31,                DECEMBER 31,
                                                                2004                        2003
                                                    -----------------          ------------------
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                               $ 62,770                    $ 53,903
    Accounts receivable                                       99,738                      79,774
    Inventory                                                 63,619                      68,505
    Prepaid expenses and other                                 5,339                       7,175
                                                    -----------------          ------------------
                                                             231,466                     209,357

  PROPERTY, PLANT AND EQUIPMENT                              249,132                     254,010

  OTHER ASSETS                                                15,167                      10,229
                                                    -----------------          ------------------
                                                            $495,765                    $473,596
                                                    -----------------          ------------------
                                                    -----------------          ------------------

LIABILITIES AND SHAREHOLDERS'  EQUITY

  CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                $109,196                    $ 89,868

  EMPLOYEE FUTURE BENEFITS                                    27,389                      25,216

  REVOLVING CREDIT FACILITY                                   21,411                      29,137

  SENIOR UNSECURED NOTES                                     265,000                     265,000

                                                    -----------------          ------------------
                                                             422,996                     409,221
                                                    -----------------          ------------------

SHAREHOLDERS' EQUITY:
  Share capital                                              105,023                     103,059
  Additional paid-in capital                                   1,547                       1,547
  Deficit                                                    (37,838)                    (30,699)
  Cumulative translation adjustment                            4,037                      (9,532)
                                                    -----------------          ------------------
                                                              72,769                      64,375
                                                    -----------------          ------------------
                                                            $495,765                    $473,596
                                                    -----------------          ------------------
                                                    -----------------          ------------------

See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
            (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE INFORMATION)
                                   (UNAUDITED)

                                                          THREE                THREE
                                                   MONTHS ENDED         MONTHS ENDED           YEAR ENDED          YEAR ENDED
                                                   DECEMBER 31,         DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                           2004                 2003                 2004                2003
                                                ----------------     ----------------     ----------------    ----------------
SALES                                                  $135,708             $114,425             $530,717            $366,930

COST OF GOODS SOLD                                      113,710               93,769              440,755             307,211
AMORTIZATION                                              7,581                6,536               29,484              23,091
                                                ----------------     ----------------     ----------------    ----------------
                                                        121,291              100,305              470,239             330,302
                                                ----------------     ----------------     ----------------    ----------------

GROSS PROFIT                                             14,417               14,120               60,478              36,628
OTHER OPERATING EXPENSES:
  Selling, general and administrative                     7,269                5,678               25,840              15,060
  Research and development                                1,279                  690                4,391               2,387
                                                ----------------     ----------------     ----------------    ----------------
                                                          8,548                6,368               30,231              17,447
                                                ----------------     ----------------     ----------------    ----------------

OPERATING EARNINGS                                        5,869                7,752               30,247              19,181
OTHER EARNINGS (EXPENSE):
  Interest expense                                       (7,674)              (7,791)             (30,826)            (25,148)
  Transaction expenses                                   (4,027)                  --               (4,027)                 --
  Equity income                                             620                  312                  914                 261
  Foreign exchange loss and other                        (2,517)              (8,134)              (2,751)            (13,271)
                                                ----------------     ----------------     ----------------    ----------------
                                                        (13,598)             (15,613)             (36,690)            (38,158)
                                                ----------------     ----------------     ----------------    ----------------
LOSS BEFORE INCOME TAXES                                 (7,729)              (7,861)              (6,443)            (18,977)
INCOME TAXES                                               (696)                  --                 (696)                 --
                                                ----------------     ----------------     ----------------    ----------------
                                                ----------------     ----------------     ----------------    ----------------
LOSS FOR THE PERIOD                                      (8,425)              (7,861)              (7,139)            (18,977)
RETAINED EARNINGS (DEFICIT), BEGINNING OF
  PERIOD                                                (29,413)             (22,838)             (30,699)            (11,563)
EXCESS OF PURCHASE PRICE OVER VALUE ASSIGNED
  TO COMMON SHARES REPURCHASED                               --                   --                   --                (159)
                                                ----------------     ----------------     ----------------    ----------------
RETURNED EARNINGS (DEFICIT), END OF PERIOD             $(37,838)            $(30,699)            $(37,838)           $(30,699)
                                                ----------------     ----------------     ----------------    ----------------
                                                ----------------     ----------------     ----------------    ----------------

LOSS PER COMMON SHARE
  Basic                                                $  (0.25)            $  (0.23)            $  (0.21)           $  (0.66)
  Diluted                                              $  (0.25)            $  (0.23)            $  (0.21)           $  (0.66)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING
  Basic and diluted                                  34,186,739           33,893,362           33,978,126          28,911,753

*Number of shares outstanding at December 31, 2004: 34,351,819
See accompanying notes to consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                             THREE               THREE
                                                      MONTHS ENDED        MONTHS ENDED          YEAR  ENDED          YEAR ENDED
                                                      DECEMBER 31,        DECEMBER 31,         DECEMBER 31,        DECEMBER 31,
                                                              2004                2003                 2004                2003
                                                    ---------------     ---------------    -----------------    ----------------
CASH PROVIDED BY (USED FOR):
OPERATIONS:
  Loss for the period                                     $ (8,425)            $(7,861)            $ (7,139)           $(18,977)
  Charges and credits to income not involving
    cash:
      Amortization                                           7,581               6,536               29,484              23,091
      Pension expense (recovery)                               409                (508)                 746                (375)
      Amortization of deferred financing costs                 495                 454                1,887               1,393
      Amortization of bond premium                            (296)               (297)              (1,187)               (495)
      Unrealized foreign exchange loss                       1,166               1,489                1,610               3,347
      Other                                                     --               3,655                   --               3,655
      Distributions received from equity
        investee in excess of income                          (341)               (307)                (635)               (256)
    Changes in non-cash operating working capital           17,957               4,559                8,208               2,629
                                                    ---------------     ---------------    -----------------    ----------------
                                                            18,546               7,720               32,974              14,012
                                                    ---------------     ---------------    -----------------    ----------------
INVESTMENTS:
  Purchase of property, plant and equipment                 (9,351)             (4,685)             (17,513)             (6,954)
  Acqusition of AT Plastics                                     --               1,320                   --              (9,129)
  Other                                                     (2,497)               (184)              (3,987)               (217)
                                                    ---------------     ---------------    -----------------    ----------------
                                                           (11,848)             (3,549)             (21,500)            (16,300)
                                                    ---------------     ---------------    -----------------    ----------------
FINANCING:
  Proceeds from issuance of long-term debt                      --                  --                   --              82,125
  Financing costs incurred                                      --                (139)                  --              (3,427)
  Repayment of debt                                         (7,451)             (2,956)              (7,726)            (90,496)
  Increase in share capital                                  1,865                  63                1,964                 125
  Repurchase of common shares                                   --                  --                   --                (597)
  Increase (decrease) in pension obligation                   (614)                (55)                (692)                (81)
                                                    ---------------     ---------------    -----------------    ----------------
                                                            (6,200)             (3,087)              (6,454)            (12,351)
                                                    ---------------     ---------------    -----------------    ----------------
FOREIGN EXCHANGE GAIN ON CASH AND CASH
  EQUIVALENTS HELD IN FOREIGN CURRENCIES                     5,221               2,460                3,847               6,652
                                                    ---------------     ---------------    -----------------    ----------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             5,719               3,544                8,867              (7,987)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD              57,051              50,359               53,903              61,890
                                                    ---------------     ---------------    -----------------    ----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                  $ 62,770             $53,903             $ 62,770            $ 53,903
                                                    ---------------     ---------------    -----------------    ----------------
                                                    ---------------     ---------------    -----------------    ----------------

See accompanying notes to consolidated financial statements

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                          SPECIALTY
                                                                       POLYMERS AND
YEAR ENDED DECEMBER 31, 2004                            ACETYLS               FILMS             CORPORATE                 TOTAL
                                               -----------------     ----------------    -----------------    ------------------
SALES                                                  $319,768             $210,949                   --              $530,717

Cost of goods sold and operating expenses               276,363              190,546              $ 4,077               470,986
Amortization                                             23,299                6,129                   56                29,484
                                               -----------------     ----------------    -----------------    ------------------
                                                        299,662              196,675                4,133               500,470
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $ 20,106             $ 14,274              $(4,133)               30,247
                                               -----------------     ----------------    -----------------
                                               -----------------     ----------------    -----------------
Interest expense                                                                                                        (30,826)
Transaction expenses                                                                                                     (4,027)
Equity income (loss)                                                                                                        914
Foreign exchange gain (loss) and other                                                                                   (3,447)
                                                                                                              ------------------
NET LOSS                                                                                                               $ (7,139)
                                                                                                              ------------------
                                                                                                              ------------------

THREE MONTHS ENDED DECEMBER 31, 2004

SALES                                                  $ 83,134             $ 52,574                   --              $135,708

Cost of goods sold and operating expenses                74,002               47,401              $   855               122,258
Amortization                                              6,095                1,479                    7                 7,581
                                               -----------------     ----------------    -----------------    ------------------
                                                         80,097               48,880                  862               129,839
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                      $ 3,037              $ 3,694              $  (862)                5,869
                                               -----------------     ----------------    -----------------
                                               -----------------     ----------------    -----------------

Interest expense                                                                                                         (7,674)
Transaction expenses                                                                                                     (4,027)
Equity income (loss)                                                                                                        620
Foreign exchange gain (loss) and other                                                                                   (3,213)
                                                                                                              ------------------
NET LOSS                                                                                                               $ (8,425)
                                                                                                              ------------------
                                                                                                              ------------------

--------------------------------------------------------------------------------------------------------------------------------

AS AT DECEMBER 31, 2004

TOTAL ASSETS                                           $282,150             $198,890              $14,725              $495,765
                                               -----------------     ----------------    -----------------    ------------------
                                               -----------------     ----------------    -----------------    ------------------

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                          SPECIALTY
                                                                       POLYMERS AND
YEAR ENDED DECEMBER 31, 2003                            ACETYLS               FILMS             CORPORATE                 TOTAL
                                               -----------------     ----------------    -----------------    ------------------
SALES                                                  $294,068             $ 72,862                   --              $366,930

Cost of goods sold and operating expenses               257,570               64,206              $ 2,882               324,658
Amortization                                             20,459                2,520                  112                23,091
                                               -----------------     ----------------    -----------------    ------------------
                                                        278,029               66,726                2,994               347,749
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $ 16,039              $ 6,136              $(2,994)               19,181
                                               -----------------     ----------------    -----------------
                                               -----------------     ----------------    -----------------

Interest expense                                                                                                        (25,148)
Equity income (loss)                                                                                                        261
Foreign exchange gain (loss) and other                                                                                  (13,271)
                                                                                                              ------------------
NET LOSS                                                                                                               $(18,977)
                                                                                                              ------------------
                                                                                                              ------------------

THREE MONTHS ENDED DECEMBER 31, 2003

SALES                                                  $ 74,419             $ 40,006                   --              $114,425

Cost of goods sold and operating expenses                64,129               35,366              $   642               100,137
Amortization                                              4,939                1,485                  112                 6,536
                                               -----------------     ----------------    -----------------    ------------------
                                                         69,068               36,851                  754               106,673
                                               -----------------     ----------------    -----------------    ------------------

OPERATING EARNINGS                                     $  5,351             $  3,155              $  (754)                7,752
                                               -----------------     ----------------    -----------------
                                               -----------------     ----------------    -----------------

Interest expense                                                                                                         (7,791)
Equity income (loss)                                                                                                        312
Foreign exchange gain (loss) and other                                                                                   (8,134)
                                                                                                              ------------------
NET LOSS                                                                                                               $ (7,861)
                                                                                                              ------------------
                                                                                                              ------------------

--------------------------------------------------------------------------------------------------------------------------------

AS AT DECEMBER 31, 2003

TOTAL ASSETS                                           $261,498             $202,003              $10,095              $473,596
                                               -----------------     ----------------    -----------------    ------------------
                                               -----------------     ----------------    -----------------    ------------------

     THE SEGMENTED INFORMATION FOR THE SPECIALTY POLYMERS AND FILMS SEGMENT INCLUDES THE RESULTS OF OPERATIONS ONLY FOR THE PERIOD FROM AUGUST 5, 2003 TO DECEMBER 31, 2003.

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U. S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

             THREE MONTHS AND YEAR ENDED DECEMBER 31, 2004 AND 2003

1.   OPERATIONS:

         Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

         During 2004, the Company retroactively restated its consolidated statements of operations to present freight and handling costs in cost of sales. Previously, the amounts recovered had been offset against revenues. This change in classification had no impact on operating earnings and net earnings (loss).

         Also during 2004, the Company retroactively restated its consolidated statements of operations to classify foreign exchange impacts on working capital as foreign exchange losses/gains. Previously the amounts were recorded within operating earnings. This reclassification has no impact on net earnings (loss).

     (b) Stock-based compensation:

         The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for all stock-based transactions, which includes stock options granted by the Company to employees. During the three months ended December 31, 2004, no options were granted by the Company.

     (c) Net earnings (loss) per common share:

         Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a) Authorized:  Unlimited number of common shares.

     (b) Issued:

                                                               Number of common           Assigned
                                                                         shares              value
         ------------------------------------------------------------------------------------------
         Issued, December 31, 2002                                   25,643,964          $ 64,039
         Issued on exercise of options                                   63,000               125
         Issued on AT Plastics Acquisition (see Note 4)               8,370,574            39,162
         Repurchased and other                                         (176,100)             (267)
         ------------------------------------------------------------------------------------------

         Issued, December 31, 2003                                   33,901,438           103,059
         Issued on exercise of options                                    3,333                 7
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------

         Issued, March 31, 2004                                      33,904,771           103,066

         Issued on exercise of options                                    4,083                 8
         ------------------------------------------------------------------------------------------

         Issued, June 30, 2004                                       33,908,854           103,074
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------

         Issued on exercise of options                                   26,315                84
         ------------------------------------------------------------------------------------------

         Issued, September 30, 2004                                  33,935,169           103,158
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------

         Issued on exercise of options                                  416,650             1,865
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------

         Issued, December 31, 2004                                   34,351,819          $105,023
         ------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------

                                                                         Page 12
     (c) Stock options:

         The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

         During the quarter ended March 31, 2004, the Company repriced 232,272 stock options from an average exercise price per share of $14.81 to $6.10. The fair value compensation expense of the repriced options was not significant.

         ---------------------------------------------------------------------------------------------
                                                                        Number       Weighted average
                                                                    of options         exercise price
         ---------------------------------------------------------------------------------------------

         Outstanding, December 31, 2002                              2,893,188                $  6.14
         Granted                                                        50,000                   6.10
         Exercised                                                     (63,000)                 (2.78)
         Issued on AT Plastics Acquisition (Note 4)                    666,866                  21.31
         Forfeited                                                     (12,583)                (10.03)
         ---------------------------------------------------------------------------------------------

         Outstanding, December 31, 2003                              3,534,471                   9.05
         Exercised                                                      (3,333)                 (2.66)
         Expired                                                       (30,238)                (54.23)
         ---------------------------------------------------------------------------------------------

         Outstanding, March 31, 2004                                 3,500,900                   8.09
         Exercised                                                      (4,083)                 (2.61)
         Granted                                                       150,000                   5.55
         ---------------------------------------------------------------------------------------------

         Outstanding, June 30, 2004                                  3,646,817                   7.99
         Exercised                                                     (26,315)                 (4.10)
         Expired                                                        (6,916)                (11.15)
         Granted                                                       100,000                   6.75
         ---------------------------------------------------------------------------------------------

         Outstanding, September 30, 2004                             3,713,586                   7.98
         Exercised                                                    (416,650)                 (5.46)
         Expired                                                       (82,370)                (60.67)
         Granted                                                       100,000                   6.75
         ---------------------------------------------------------------------------------------------
         ---------------------------------------------------------------------------------------------
         Outstanding, December 31, 2004                              3,214,566                $  6.95

         The following table summarizes information about stock options exercisable and outstanding at December 31, 2004:

        --------------------------------------------------------------------------------------------
                                     Options outstanding                  Options exercisable
        --------------------------------------------------------------------------------------------
        Range of exercise                    Weighted average                      Weighted average
        Prices                                 exercise price      Exercisable       exercise price
        (CDN $ per share)        Number               (CDN $)           number              (CDN $)
        --------------------------------------------------------------------------------------------

        $2.60 - $5.49           559,369                $ 2.75          549,369               $ 2.74
        $5.50 - $8.00         2,495,777                  6.95        2,104,933                 7.11
        $8.01 - $81.60          159,420                 21.70          158,170                21.78
        --------------------------------------------------------------------------------------------

                              3,214,566                $ 6.95        2,812,472               $ 7.08
        --------------------------------------------------------------------------------------------
        --------------------------------------------------------------------------------------------

4.       AT PLASTICS ACQUISITION

         If the Acquisition had been effective on January 1, 2003, the unaudited pro forma results of operations would have been as follows:


                                                                     YEAR ENDED
                                                                   DECEMBER 31,
                                                                           2003
                                                                   ------------
        SALES                                                          $468,507

        COST OF GOODS SOLD AND OTHER OPERATING(1)                       411,722
        AMORTIZATION                                                     26,667
                                                                   ------------
                                                                        438,389
                                                                   ------------

        OPERATING EARNINGS                                             $ 30,118
                                                                   ------------
                                                                   ------------

         ----------------------------------------------------------------
         Restructuring costs in AT Plastics prior to the acquisition have been excluded

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL REFERENCES IN US FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

SALES

For the three months ended December 31, 2004, compared to the three months ended December 31, 2003, sales increased by 12% or $8.7 million to $83.1 million from $74.4 million. This increase resulted primarily from an increase in average selling prices of 19% more than offsetting a decrease in sales volumes of 6% from 2003 to 2004. The lower sales volumes in 2004 resulted from the planned three week maintenance turnaround at the Pardies facility. Industry newsletters indicate that pricing for the fourth quarter of 2004 measured in Euros compared to the third quarter of 2004 increased by approximately 4% for VAM and increased by 6% for acetic acid. Although pricing has not yet been set, these same newsletters have indicated that contract prices for the first quarter of 2005 will increase by less than 5% over fourth quarter, 2004 prices.

For the year ended December 31, 2004, relative to the year ended December 31, 2003, sales increased by 9% or $25.7 million to $319.8 million from $294.1 million. This increase resulted from an increase in average product selling prices of 7% from 2003 to 2004 while sales volumes were 1% higher than in 2003 despite the turnaround. Sales volumes were affected by both the maintenance turnaround in the fourth quarter of 2004, as noted above, as well as the unplanned shutdown of the Pardies facility in August 2003.

GROSS PROFIT

Gross profit for the fourth quarter of 2004 compared to the fourth quarter of 2003 decreased by 13% or $1.1 million to $7.3 million from $8.4 million. The decrease in gross profit was primarily due to lower sales volumes and a bad debt provision.

The European contract price for methanol remained stable at Euros 230 per metric tonne from the third quarter of 2004 to the fourth quarter of 2004 and will rollover in the first quarter of 2005. For the year ended December 31, 2004, gross profit increased by 26% or $6.9 million to $33.4 million from $26.5 million. The increase in gross profit was primarily due to expanding margins as prices increased at a faster rate than feedstocks.

OPERATING EARNINGS

Operating earnings for the three months ended December 31, 2004, decreased by $2.3 million to $3.0 million from $5.3 million primarily due to the turnaround and associated lower sales volumes.

Operating earnings for the year ended December 31, 2004, increased by $4.1 million to $20.1 million from $16.0 million due to the increase in gross profit described above. Selling, general and administrative expenses were $2.1 million higher than in 2003 primarily due to the higher value of the Euro against the U.S. dollar.

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis that follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2003. The changes in accounting policies related to both freight and handling costs and foreign exchange gains/ losses have been applied to 2003.

SALES

For the three months ended December 31, 2004, compared to the three months ended December 31, 2003, sales increased by 31% or $12.6 million to $52.6 million from $40.0 million. Specialty volumes increased by 4.8 million pounds or 12% versus 2003 demonstrating the continued success of our targeted marketing program. Overall, Polymers volumes strengthened by 4.1 million pounds or 6% compared to the same period last year, on 20% higher average selling prices. Films volumes were up 17%, on 3% higher average selling prices.

For the year ended December 31, 2004, compared to the year ended December 31, 2003, sales increased by 21% or $36.6 million to $210.9 million from $174.3 million. Specialty volume continued to improve with an increase of 20.2 million pounds or 13% versus last year. Overall, Polymers volumes strengthened by 28.2 million pounds or 10% compared to the same period last year, on 10% higher average selling prices. Films volumes were up 28%, on 8% lower average selling prices.

GROSS PROFIT

Gross profit for the three months ended December 31, 2004, compared to the three months ended December 31, 2003 increased by 24% or $1.4 million to $7.1 million from $5.7 million. The profit improvement was from improved product mix, and unit price increases that allowed a partial re-establishment of more acceptable margin levels.

Gross profit for the year ended December 31, 2004, compared to the year ended December 31, 2003 decreased by 4% or $1.2 million to $27.1 million from $28.3 million. This decrease occurred in a harsh environment, with raw material costs increasing compared to last year, principally driven by a 22% increase in ethylene prices and 17% increase in vinyl acetate prices.

Gross profit was negatively impacted by the strength of the Canadian dollar against the US dollar, as more fully discussed below.

OPERATING EARNINGS

The progress in both mix improvement and unit pricing underpins the increase in operating earnings for the three months ended December 31, 2004 of $0.5 million or 17% to $3.7 million from $3.2 million. This improvement was insufficient to offset the full year feedstock cost increases and foreign exchange movements as operating earnings for the year ended December 31, 2004, decreased by $2.8 million or 16% to $14.3 million from $17.1 million.

The rapid appreciation in the Canadian dollar versus its US counterpart had an unfavorable effect on gross profit and operating earnings during the quarter, reducing the positive results from mix and overall pricing. The Company is negatively affected by a rising Canadian dollar as it has Canadian dollar denominated costs, principally at its Edmonton, Alberta facilities, while the bulk of its sales revenue is denominated in US$.

Acetex Corporation Consolidated

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in non-cash working capital) for the three months ended December 31, 2004, was $0.6 million compared to $3.2 million for the three months ended December 31, 2003. Cash provided by operations (prior to changes in non-cash working capital) for the year ended December 31, 2004, was $24.8 million compared to $11.4 million for the year ended December 31, 2003.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

                              CAPITAL EXPENDITURES

Capital expenditures during the three months ended December 31, 2004, totaled $9.4 million and for the year, $17.5 million. Annual plant maintenance capital expenditures were $4.9 million for the Specialty Polymers and Film Businesses. Total expenditures for Acetyls were $12.6 million, of which $5.2 million related to the Pardies three week turnaround, $1.2 million supported the Information Technology upgrade and $6.2 million was for maintenance-level capital at the four European sites.

In addition, $4.0 million has been invested in the previously announced project to construct an integrated acetic acid, methanol and VAM production facility in Jubail, Saudi Arabia. This investment has been recorded in Other Assets on the consolidated balance sheet.

SUMMARY OF QUARTERLY RESULTS

The selected financial information set out below includes the results of operations of the Specialty Polymers and Films segment from August 5, 2003.

------------------------------------------------------------------------------------------------------------------------------
                       Q4/04         Q3/04         Q2/04         Q1/04         Q4/03         Q3/03         Q2/03         Q1/03
------------------------------------------------------------------------------------------------------------------------------
Sales                135,708       138,173       129,024       127,812       114,425        96,991        74,687        80,827
------------------------------------------------------------------------------------------------------------------------------
Net earnings
(loss)                (8,425)          837         1,093          (644)       (7,861)      (10,412)       (2,683)        1,979
------------------------------------------------------------------------------------------------------------------------------
Net earnings
(loss) per share       (0.25)         0.02          0.03         (0.02)        (0.23)        (0.34)        (0.11)         0.08
------------------------------------------------------------------------------------------------------------------------------

Prior quarter revenues have been restated for the change in accounting classification of freight and handling costs.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Acetex Corporation
                                               ------------------
                                               (Registrant)

DATE: December 31, 2004                        By: "Lori Bondar"
                                                   -----------------------
                                                   Lori Bondar
                                                   Chief Financial Officer